June 12, 2008

Securities and Exchange Commission	BY EDGAR AND BY
Division of Corporation Finance	OVERNIGHT DELIVERY
100 F Street, N.E.
Washington, D.C. 20549
Attn: Angela Crane, Branch Chief

Re:	Hutchinson Technology Incorporated Form 10-K for the fiscal year ended September 30, 2007 Filed December 4, 2007 Form 10-Q for the Fiscal-Quarter ended March 30, 2008 File No. 000-14709
Dear Ms. Crane:
On behalf of Hutchinson Technology Incorporated, we hereby submit our response to comments received from the Staff of the Commission by letter dated May 20, 2008. For your convenience, we have included in this letter the text of the Staff’s comments from your May 20 letter. For your reference, we attach as Exhibit A our response by letter dated April 28, 2008, which incorporates the comments received from the Staff of the Commission by letter Dated March 31, 2008.
Form 10-Q for the Fiscal Quarter ended March 30, 2008
Note 4, Investments, page 6
1.	Please refer to prior comment 3. We note your response to our comment and the discussion included in your March 30, 2008 Form 10-Q relating to your investments in municipal auction rate securities. We note that beginning in February 2008, most ARS auctions began to fail, and accordingly the contractual interest rates on the securities reset and the securities became illiquid. Consequently, you reclassified these securities to long-term investments since there was an insufficient observable market for the ARS, and you determined the present value utilizing the limited available market information, and used a discounted cash flow analysis. Please tell us how you determined that a discounted cash flow analysis was the appropriate model to determine the present value of your municipal auction rate securities. Also explain your basis for choosing this method and whether you considered any other valuation techniques.

Securities and Exchange Commission
June 12, 2008

Response: Please note, while our auction-rate securities (“ARS”) were categorized in our Form 10-K for the fiscal year ended September 30, 2007 as municipal auction-rate securities, because they are issued primarily by state agencies, our ARS portfolio consists of AAA/Aaa-rated securities that are collateralized by student loans. In our Form 10-Q for the fiscal quarter ended March 30, 2008, we referred to our ARS as “auction rate securities” rather than “municipal auction rate securities” to avoid mischaracterizing the risk of the ARS we hold.

To determine the fair value of our ARS portfolio, we considered three valuation techniques. First, we considered the market approach to valuation and determined that quoted market prices in active markets were not available. Due to the recent auction failures of ARS in the marketplace and limited trading in the secondary market, there was insufficient observable ARS market information available to directly determine the fair value of our investments. Next, we considered using the replacement cost of our ARS. As discussed above, however, quoted market prices in active markets were not available. Finally, we considered utilizing the income approach to valuation, and determined that we were able to calculate the present value of the future cash flows of our ARS. To estimate the present value of our ARS portfolio under the income approach to valuation, we prepared a discounted cash flow analysis and compared the expected cash flows from our ARS with the expected market return for similar securities, adjusted for the current illiquidity of ARS.

In addition, we inquired of our brokers what valuation technique was behind the information they provided to us. Upon receiving the assumptions and valuation information, we ascertained that they had used a discounted cash flow analysis technique.

Based on these considerations, we determined that a discounted cash flow analysis was most appropriate to determine the fair value of our ARS portfolio.

Your discussion should also include the following:
a.	How you considered trades in the secondary market and if you did not consider trades in the secondary market, why you did not consider this an appropriate analysis;
Response: In determining the fair value of our ARS portfolio, we considered trades in the secondary market. However, a secondary market for ARS that are collateralized by student loans had not developed. Accordingly, there was insufficient secondary market information available to determine the fair value of our investments.

Securities and Exchange Commission
June 12, 2008

b.	The basis for the assumptions used to determine your estimate of the present value of the auction rate securities in your discounted cash flow analysis, including the sensitivity of your estimated present value to those assumptions;
Response: To estimate the present value of our ARS portfolio, our discounted cash flow analysis compared the expected cash flows from our ARS with the expected market return for similar securities, adjusted for the current illiquidity of ARS. We used historical data from the rates upon which a majority of our auction rate securities’ contractual rates are based, such as the LIBOR and average trailing 12 month 90-day Treasury interest rate spreads, to estimate future interest rates. We also considered the discount factors, taking into account the credit quality of our ARS, and an estimated remaining life for our ARS to determine fair value. We obtained information from multiple sources to determine a reasonable range of assumptions to use in valuing the ARS that we hold. To understand the sensitivity of our valuation, we varied the liquidity factor and the estimated remaining life. We evaluated the variations in those results and determined the factors and valuation method chosen were reasonable and representative of our ARS portfolio.
c.	Whether you considered any broker’s estimation of the fair value of your auction rate securities;
Response: We inquired of our brokers what valuation technique was used to determine the valuation they provided to us, and their responses indicated to us that they utilized a discounted cash flow model. Further, we obtained information from multiple sources, including our brokers, to determine appropriate and reasonable assumptions for calculating the fair value of our ARS portfolio.
d.	How you determined, based on your estimate of fair value, that the temporary unrealized loss was only $7.5 million and that there were no other-than-temporary losses in your auction rate security investments at March 30, 2008, considering the failed auctions for your auction rate securities in February 2008. Please clarify whether you have the intent and the ability to hold these securities until maturity. Refer to SFAS 115, FSP FAS 115-1, SAB Topic 5M, or other authoritative accounting literature which supports your analysis.
Response: Based on our analysis as outlined above, we reduced the value of our ARS investments from a par value of $101.3 million to an estimated fair value of $93.7 million as of March 30, 2008.

In determining whether there were any other-than-temporary losses on our ARS portfolio at March 30, 2008, we reviewed SFAS 115, particularly paragraph 16, which states if it is probable that the investor will be unable to collect all amounts due according to the contractual terms of a debt security, an other-than-temporary impairment shall be

Securities and Exchange Commission
June 12, 2008

considered to have occurred. We also reviewed FSP FAS 115-1, particularly paragraph 14, which states when an investor has decided to sell an impaired available-for-sale security and the investor does not expect the fair value of the security to fully recover prior to the expected time of sale, the security shall be deemed other-than-temporarily impaired in the period in which the decision to sell is made. An investor shall also recognize an impairment loss when the impairment is deemed other-than-temporary even if a decision to sell has not been made. In evaluation of an other-than-temporary impairment of our ARS, we have no reason to believe that any of the underlying issuers of our ARS are presently at risk of default. We have continued to receive interest payments on our ARS in accordance with their terms. We believe we will ultimately be able to liquidate our investments at full value because of the type of collateral securing most of our ARS, though it could take until final maturity to realize their full value. In evaluating whether we have the ability to hold our ARS until maturity, we considered our current and future liquidity requirements and availability. We assessed our projected cash flows from operations, our current cash and cash equivalents (excluding the ARS holdings of $101.3 million at March 30, 2008) and our current availability of $49.3 million under our revolving credit facility at March 30, 2008. Based on these factors, we concluded that we have sufficient funds available for funding continuing operations and debt repayments, such that we do not anticipate a need to liquidate our ARS holdings in the near term.

Based on our intent to hold our ARS until we are able to recover the full value and our ability to retain our ARS portfolio for a period of time sufficient to allow for any anticipated recovery in market value or until maturity, an other-than-temporary impairment would have been inappropriate at March 30, 2008. Even though we have the ability to hold our ARS, we will continue to offer the securities in our ARS portfolio at auction until the auction succeeds at par, the issuer calls the security or the security matures.

2.	Please confirm whether your investments in auction rate securities will continue to be AAA/AAa rated subsequent to the failed auctions in February 2008.

Response: As noted in our recently filed Form 10-Q for the fiscal quarter ended March 30, 2008, our ARS portfolio consists of AAA/Aaa-rated securities that are collateralized by student loans that are primarily 97% guaranteed by the U.S. government under the Federal Family Education Loan Program. As of today, rating agencies have maintained their AAA/Aaa-rating for the ARS we hold. We will continue to assess the credit quality of the ARS we hold and if we see a deterioration of quality, we will adjust our valuation model accordingly.

Securities and Exchange Commission
June 12, 2008

As specifically requested by the Commission, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact us if you have any further questions or comments.
Very truly yours,
HUTCHINSON TECHNOLOGY INCORPORATED

By:	/s/ John A. Ingleman John A. Ingleman Senior Vice President and Chief Financial Officer

Exhibit A
April 28, 2008

Securities and Exchange Commission	BY EDGAR AND BY
Division of Corporation Finance	OVERNIGHT DELIVERY
100 F Street, N.E.
Washington, D.C. 20549
Attn: Angela Crane, Branch Chief

Re:	Hutchinson Technology Incorporated
Form 10-K for the fiscal year ended September 30, 2007
Filed December 4, 2007
File No. 000-14709
Dear Ms. Crane:
On behalf of Hutchinson Technology Incorporated, we hereby submit our response to comments received from the Staff of the Commission by letter dated March 31, 2008. For your convenience, the text of the Staff’s comments has been included in this letter.

I.	Item 7. Management’s Discussion and Analysis, page 22
We see that your capital expenditures totaled approximately $102 million in fiscal 2007, $248 million in fiscal 2006, and $197 million in fiscal 2005, and that you expect capital spending to be approximately $75 million in 2008. In your future filings, as applicable, please expand your discussion and analysis to identity any known material trends in your capital expenditure. For example, please discuss and analyze why you have experienced significant fluctuations in your capital expenditures for the years presented.
Response: The disk drive industry experiences rapid technology changes that require us to make substantial ongoing capital expenditures in product and process improvements to maintain our competitiveness.  Significant industry technology transitions often result in increasing our capital expenditures.  The disk drive industry also experiences periods of increased demand and rapid growth followed by periods of oversupply and subsequent contraction, which also results in fluctuations in our capital expenditures.  Because we have limited visibility regarding industry technology advances and customer demand, we have focused our disclosure on our future capital expenditure plans in the near term.
In future filings, as applicable, we will expand the disclosure contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to identify any known material trends in our capital expenditures.

Securities and Exchange Commission
April 28, 2008

II.	Liquidity and Capital Resources, page 29
We note your discussion here and on page 51 that if you are not in compliance with the debt covenants in your financing arrangements, your future financial results and liquidity could be materially adversely affected. Please tell us and revise future MD&A to discuss the specific impact noncompliance with covenants would have on your future operations and liquidity. Also, please disclose in future filings the potential penalties and defaults associated as a result of noncompliance with these covenants.
Response: The financial covenants to which we were subject as of September 30, 2007, and as of today’s date, are contained in our $50 million unsecured credit facility financing agreement. The covenants include shareholder distribution limitations, debt-related ratios and cash and earnings coverage tests. We had no outstanding loans under this facility at any time during fiscal 2007 or to date in fiscal 2008.
Given our current cash position, cash generated from operations and future business plans, we believe it is unlikely that we will not be able to comply with these covenants. In the event, however, that we are unable to comply with any one or more of these covenants in a future period, we will first seek to renegotiate the covenant terms. If we cannot renegotiate a covenant with which we are unable to comply, we expect that we would terminate the credit facility so as to avoid a cross-default in connection with our outstanding $225 million aggregate principal amount of 3.25% convertible subordinated notes and $150 million aggregate principal amount of 2.25% convertible subordinated notes. The terms of these notes, and our $4.6 million mortgage relating to our Wisconsin manufacturing site, include a default provision that may be triggered by a default, subsequent acceleration and/or failure to cure under other financing arrangements. If the credit facility were terminated, it would reduce the additional liquidity that our credit facility provides. Although a cross-default under the notes and mortgage could materially adversely affect our future financial results and liquidity, we believe it is unlikely that we would reach a point of default in connection with our credit facility and subsequent cross-default under the notes and mortgage.
In future filings, we will revise MD&A to include the requested disclosure and to disclose penalties, if any, to which we would be subject as a result of noncompliance with these covenants.

Securities and Exchange Commission
April 28, 2008

III.	Liquidity and Capital Resources, page 29
Footnote 1 to your financial statements indicates that as of September 30, 2007 approximately $167 million of your securities available for sale were designated as municipal bonds. You also disclose that approximately $214 million of the total of approximately $233 million of securities available for sale mature within one year. Since a significant portion of your securities available for sale consist of municipal bonds and those securities, generally, have terms longer than one year, please tell us, with a view towards disclosure in future filings, as applicable, more about the nature of the securities that you hold so that we may better understand the types of securities that you hold and how the maturities of those securities are determined.
Response: We disclosed that as of September 30, 2007, we held $167 million of securities available for sale designated as municipal bonds, which were comprised of $156.6 million of municipal auction-rate securities (“ARS”) and $10.7 million of municipal bonds. Our ARS portfolio consisted of AAA/Aaa-rated securities issued primarily by state agencies that were collateralized by student loans that are 97% guaranteed by the U.S. government under the Federal Family Education Loan Program. None of our ARS portfolio consisted of mortgage-backed obligations.
Prior to February 2008, the ARS market historically was highly liquid and our ARS portfolio typically traded at auctions held every 28 or 35 days. The $10.7 million in municipal bonds were comprised of various bonds issued primarily by state and city agencies with maturities ranging from three months to three years. The remainder of our $233 million in securities available for sale as of September 30, 2007, were comprised of $54 million of corporate bonds and notes with maturities ranging from one month to two years and $11 million of government securities with maturities of less than one year. We classify our securities available-for-sale as short- or long-term based upon management’s intent and ability to hold these investments.
Starting in February 2008, a substantial number of ARS auctions in the marketplace have “failed,” including auctions for many of the ARS we hold, meaning that there was not enough demand to sell the entire issue at auction. The immediate effect of a failed auction is that the interest rate on the security generally resets to a “maximum” rate and holders cannot liquidate their holdings. We continue to earn and receive interest at this maximum rate on our ARS portfolio. We do not believe that the current illiquidity of these securities will have a material impact on our ability to execute our current business plan. Our ARS portfolio will continue to be offered for auction until the auction succeeds, the issuer calls the security or the security matures.
In light of these events, we anticipate that our ARS portfolio (which totals approximately $101 million par value) will be reclassified as long-term investments

Securities and Exchange Commission
April 28, 2008

on our consolidated balance sheet as of March 30, 2008. We are in the process of determining the fair market value of our ARS portfolio and evaluating additional disclosure that may be appropriate in our Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2008 (“Form 10-Q”) as well as in our future filings. In addition to our current ARS portfolio, our securities available for sale as of March 30, 2008 consisted of $85 million in U.S. Treasury instruments with maturities ranging from two to six months.
Detailed summaries of our securities available for sale as of September 30, 2007, and as of March 30, 2008, with our ARS portfolio detailed separately, are as follows:

	Cost	Gross Unrealized		Recorded
	Basis	Gains	Losses	Basis

Municipal bonds	$10,728	$40	$—	$10,768
Municipal auction-rate securities	156,625	—	—	156,625
Corporate bonds and notes	54,216	13	—	54,229
Government securities	11,428	—	(7)	11,421

	$232,997	$53	$(7)	$233,043

	Cost	Gross Unrealized		Recorded
	Basis	Gains	Losses	Basis

Auction-rate securities (par value)	$101,300	$—	$—	$101,300	*
Government securities	85,477	—	164	85,313

	$186,777	$—	$164	$186,613

*	We are in the process of determining the fair market value of our ARS portfolio.

IV.	Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 34
We see from your consolidated statements of cash flows that your purchases of marketable securities and your sales/maturities of marketable securities were each approximately $1.9 billion in fiscal 2007. Given that the amount of securities available for sale at the end of fiscal 2007 was approximately $233 million, and your disclosure in footnote 1 to your financial statements that a majority of those securities were municipal bonds, please tell us, with a view towards disclosure in

Securities and Exchange Commission
April 28, 2008

future filings, as applicable, more about the nature of the your investing activities, the degree of turnover and any related material risks. Your future filings should also include, as appropriate, the disclosure required by Item 305 of Regulation S-K.
Response: As described above, as of September 30, 2007 our securities available for sale included $157 million of ARS. Prior to February 2008, these securities typically traded through an auction process generally held every 28 or 35 days and each auction was recorded as a purchase and a sale/maturity in our cash flow statement. We participated in each auction held in which our ARS holdings traded. As a result, of the total $1.9 billion in purchases and sales of marketable securities during fiscal 2007, approximately $1.7 billion related to auctions in which our ARS portfolio traded.
Our investing activities are guided by an investment policy, which is reviewed at least annually by our board of directors, and whose objectives are preservation and safety of capital, maintenance of necessary liquidity, and maximizing of the rate of return within the stated guidelines. Our policy provides guidelines as to the maturity, concentration limits and credit quality of our investments, as well as guidelines for communication, authorized securities and other policies and procedures in connection with our investing activities.
Our future filings will include disclosure, as applicable, about our investing activities, material risks (if any) related to our investing activities and, as appropriate, disclosure required by Item 305 of Regulation S-K.

V.	Liquidity and Capital Resources, page 29
We note your discussion here and on page 51 that if you are not in compliance with the debt covenants in your financing arrangements, your future financial results and liquidity could be materially adversely affected. Please tell us and revise future MD&A to discuss the specific impact noncompliance with covenants would have on your future operations and liquidity. Also, please disclose in future filings the potential penalties and defaults associated as a result of noncompliance with these covenants.
Response: We believe our response to Comment 2 above is responsive to this comment as well.

VI.	Item 9A. Controls and Procedures, page 34
We see that you have concluded that your disclosure controls and procedures were not effective due to a material weakness surrounding the preparation and review of

Securities and Exchange Commission
April 28, 2008

the accounting for deferred income tax assets and liabilities. It appears from disclosure in your Form 10-Q filed February 5, 2008 that these material weaknesses still existed and had not yet been remediated. Please provide a clear description of the facts and circumstances surrounding these material weaknesses, the specific steps you are taking to remediate the identified weaknesses and discuss why you are unable to conclude that you have remediated the material weaknesses. Also tell us and revise future MD&A to disclose the expected costs you will incur to remediate these weaknesses.
Response: As stated in our Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (“Form 10-K”), our assessment of the effectiveness of our internal control over financial reporting identified a material weakness in our internal control over financial reporting. We determined that the processes and procedures surrounding the preparation and review of the accounting for deferred income tax assets and liabilities did not include adequate reconciliation to supporting documentation and adequate management oversight and review controls. Specifically, we were not routinely utilizing a process control to reconcile our deferred tax assets and deferred tax liabilities with the underlying support information.
In our Form 10-K, we delineated the specific remediation steps we had begun to implement. We believe the remediation steps, implemented during the first quarter of fiscal 2008 (as noted in our Quarterly Report on Form 10-Q for the quarterly period ended December 30, 2007), will correct the material weakness described above. We believe the controls that have been designed and implemented need to be in place for a period of time to ensure that they are operating effectively. Accordingly, we will fully test the effectiveness of our remediation when we complete the year-end preparation and review of our fiscal 2008 financial statements. If we believe the remediation efforts have been effective, the material weakness will then be closed.
The cost of these remediation efforts are not expected to exceed $100,000. The majority of this cost is internal labor and has already been incurred. This amount has not, in our estimation, reached the level of materiality that would require disclosure in our MD&A and, accordingly, the costs of our remediation efforts to date have not been disclosed in our periodic reports. We will continue to track and monitor these costs and to the extent the amounts become significant, we will include the requested disclosure in future filings.

Securities and Exchange Commission
April 28, 2008

VII.	Note 1. Summary of Significant Accounting Policies, page 45

Accounting Pronouncements, page 45
We note that you elected to early adopt SAB 108 and as a result, you reduced your opening retained earnings for the fiscal year ended September 24, 2006 by $1.95 million. You disclose that the adjustment relates to a customer arrangement whereby certain revenues recorded in fiscal 2004 and fiscal 2005 should have been deferred. Please provide a qualitative and quantitative SAB 108 analysis of the materiality for these transactions to your fiscal 2004 and fiscal 2005 year-ends.
Response: We assessed the impact and materiality of the error in our financial statements for the interim and annual periods of fiscal 2004, 2005 and 2006. The following summary tables display net sales and net income as reported and as adjusted for the error.

Net Sales and Adjusted Net Sales (in 000s)

	Net Sales –	Net Sales –	Percentage
Fiscal Year	As Reported	As Adjusted	Change

2004	$469,696	$468,300	-0.3%
2005	$631,581	$629,898	-0.3%
2006	$721,507	$722,196	0.1%

Net Income and Adjusted Net Income (in 000s)

	Net Income -	Net Income -	Percentage
Fiscal Year	As Reported	As Adjusted	Change

2004	$73,113	$71,982	-1.5%
2005	$54,881	$53,519	-2.5%
2006	$20,476	$21,068	2.9%
We historically had used the roll-over method to quantify financial statement errors. In our review of the error applying the roll-over method, we deemed net sales adjustments of -0.3% or -$1.4 million for fiscal 2004, -0.3% or -$1.7 million for fiscal 2005, and +0.1% or +$0.7 million for fiscal 2006 to be immaterial on a quantitative basis to the fiscal 2006 or previous years’ financial statements. We also deemed net income adjustments of -1.5% or -$1.1 million for fiscal 2004, -2.5% or -$1.4 million for fiscal 2005, and +2.9% or +$0.6 million for fiscal 2006 to be immaterial on a quantitative basis.

Securities and Exchange Commission
April 28, 2008

Rollover Method

	Pre-tax Effects – Increase (Decrease) to Income
	Fiscal 2004	Fiscal 2005	Fiscal 2006

Impact of carryover adjustments	$—	$1,396,000	$3,078,000
Impact of current year adjustments	(1,396,000)	(3,078,000)	(2,390,000)

Total pre-tax impact	$(1,396,000)	$(1,682,000)	$688,000

Effective tax rate	19%	19%	14%

Total after-tax impact	$(1,130,760)	$(1,362,420)	$591,680

Reported net income	$73,113,000	$54,881,000	$20,476,000

% Impact on net income	-1.5%	-2.5%	-2.9%
During the review of proper financial presentation and disclosure of the error, we considered the impact of newly-released SAB 108, as adopted, in connection with the error. Our review of the error applying the iron curtain method, as required by SAB 108, and considering prior year adjustments not recorded, resulted in a 1.5% change in net income in fiscal 2004, a 4.5% change in net income in fiscal 2005 and a 10.0% change in net income in fiscal 2006, as set forth in the table below. Using this approach, we concluded that these errors were immaterial to fiscal 2004 and 2005 but were material to our fiscal 2006 financial statement presentation.
Iron Curtain Method

	Pre-tax Effects – Increase (Decrease) to Income
	Fiscal 2004	Fiscal 2005	Fiscal 2006

Impact of current year adjustments	$(1,396,000)	$(3,078,000)	$(2,390,000)

Total pre-tax impact	$(1,396,000)	$(3,078,000)	$(2,390,000)

Effective tax rate	19%	19%	14%

Total after-tax impact	$(1,130,760)	$(2,493,180)	$(2,055,400)

Reported net Income	$73,113,000	$54,881,000	$20,476,000

% Impact on net income	-1.5%	-4.5%	-10.0%
We also reviewed the impact of the error on our consolidated balance sheet for fiscal 2004 and 2005 by analyzing the impact to total current liabilities and other long-term liabilities. We concluded that the error was not material to the balance sheet when assessing both the quantitative and qualitative considerations.

Securities and Exchange Commission
April 28, 2008

After reviewing both the roll-over and iron curtain methods, we concluded quantitatively that correction of the error in fiscal 2006 was a material error to the financial statements but previous years’ errors remained immaterial. We also concluded qualitatively for fiscal 2004 and 2005 that the judgment of a reasonable person relying on the financial statements would not have been changed or influenced by the inclusion or correction of the item during the annual periods impacted. We also concluded that earnings trends were not altered or misleading, there were not any financial reporting periods which would have changed from an income to loss position or vice versa as a result of corrected earnings and there was no impact to financial or non-financial debt covenants.
We concluded that the error in the prior years’ financial statements was immaterial to the prior years, but correction of the error in fiscal 2006 would be material under the dual approach required by SAB 108.
Considering the above facts, we elected early adoption of SAB 108 during our 2006 fiscal fourth quarter. In accordance with SAB 108, we reduced our opening retained earnings for fiscal 2006 by $3.1 million (representing the total fiscal 2005 pre-tax adjustment made under the iron curtain method), or $1.95 million net of tax, recorded a $1.1 million increase to deferred tax assets, a $3.1 million increase to deferred revenue.

VIII.	Note 1. Summary of Significant Accounting Policies, page 45

Accounting Pronouncements, page 45
In this regard, we note your accounting policy for revenue recognition on page 47, which states that you only defer recognizing revenue on undelivered shipments with FOB destination terms. Please describe the material terms of the customer arrangement that should have resulted in the deferral of revenue recognition in 2004 and 2005. Furthermore, we note that there is no deferred revenue recorded on your balance sheet; instead deferred revenue amounts related to this arrangement is included within accrued expenses and other long-term liabilities. Please tell us the amount of deferred revenue in each balance sheet caption for the balance sheets presented.
Response: As stated in our accounting policy for revenue recognition on page 47 of our Form 10-K, our long-standing accounting practice is to defer recognizing revenue on undelivered shipments with FOB destination terms.

Securities and Exchange Commission
April 28, 2008

The customer arrangement that should have resulted in the deferral of revenue in fiscal 2004 and 2005 was not affected by FOB destination terms. In this arrangement, the customer was invoiced a standard sell price plus a sell price adder for future reimbursements related to customer tooling (i.e., guaranteed capacity). Review of revenue recognition criteria, primarily SAB Topic 13, indicated that the revenue resulting from the sell price adder and agreed-to tool charges were not fully earned and realizable. Accordingly, the sell price adder was incorrectly recognized as revenue at the time of invoicing rather than being accumulated in deferred revenue and recognized later when the earning process was complete.
The total deferred revenue balances at the end of fiscal 2004, 2005 and 2006 were as follows:

	Balance Sheet Detail
	Fiscal 2004	Fiscal 2005	Fiscal 2006

Total accrued expenses (as reported)	$12,759	$13,238	$14,819

Short-term deferred revenue	$527	$955	$1,645

Total other long-term liabilities (as reported)	$2,955	$2,760	$3,570

Long-term deferred revenue	$2,167	$1,806	$3,465
If the amount of deferred revenue becomes significant in any future period, we will evaluate the need to disclose deferred revenue amounts in a separate line item on our financial statements in our future filings.

IX.	Exhibit 31
We note that that the certifications filed as required by Exchange Act Rule 13a-14(a) improperly includes the title of the chief executive and chief financial officer in the introductory paragraph. In future filings, the certification should be revised to present the exact form as set forth in Item 601(b)(31) of Regulation S-K with no modifications and no references to the titles of the chief executive or chief financial officer in the introductory paragraph.
Response: In our future filings, the certification will be revised as noted.

Securities and Exchange Commission
April 28, 2008

As specifically requested by the Commission, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact us if you have any further questions or comments.
Very truly yours,
HUTCHINSON TECHNOLOGY INCORPORATED

By:	/s/ John A. Ingleman

John A. Ingleman
Senior Vice President and Chief Financial Officer